OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

IPIX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46059S200

(Cusip Number)

Michael D. Roberts
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, Tennessee 37219
(615) 742-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059S200

1.	Name of Reporting Person: First Avenue Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 689,038[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 577,054[2]

		10.	Shared Dispositive Power: 448,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,025,754[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%[4]

14.	Type of Reporting Person (See Instructions): PN

[1] Consists of 163,612 shares of Common Stock and shares of Common Stock issuable upon conversion of 57,065 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment—See Item 4 of the Schedule 13D).

[2] Consists of 51,628 shares of Common Stock and shares of Common Stock issuable upon conversion of 57,065 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment—See Item 4 of the Schedule 13D).

[3] First Avenue shares the power to dispose or direct the disposition of 448,700 shares of common stock with Image (defined herein in Item 5). Of such shares First Avenue disclaims beneficial ownership of 336,716 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

[4] Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. First Avenue’s actual voting interest is 3.0% because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock.

Item 1. Security and Issuer

     This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the Common Stock, $.001 par value per share (the “shares”), of IPIX Corporation, a Delaware corporation (the “Company”), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on October 9, 2001 (the “Schedule 13D”) and amended on May 31, 2002, May 13, 2004, June 18, 2004 and July 2, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

Item 4. Purpose of Transaction

     The last sentence of the nineteenth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     As of July 16, 2004, Image and First Avenue had sold 1,203,139 shares of common stock by executing sales through a broker-dealer into the market pursuant to the 10b5-1 Trading Plans, and, on such date, the 10b5-1 Trading Plans terminated in accordance with its terms.

     The twentieth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     On August 3, 2004, Image and First Avenue entered into an agreement to share the power to dispose or direct the disposition of 500,000 shares of common stock by executing sales through a broker-dealer into the market (the “Disposition Agreement II”). As of August 31, 2004, Image and First Avenue have sold 51,300 shares of such common stock by executing sales through a broker-dealer into the market.

     Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twenty-first paragraph:

     Other than as described above, First Avenue has no current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. First Avenue reserves the right to develop such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) First Avenue may be deemed to beneficially own 1,025,754 shares of common stock. Such shares, based on the capitalization of the Company as of August 6, 2004 (in accordance with information provided by Company counsel), constitute 4.9% of the common stock. However, First Avenue’s actual voting interest is 3.0% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because First Avenue does not have the power to vote a portion of the shares that it may be deemed to beneficially own.

CUSIP No. 46059S200

     On August 3, 2004, Image and First Avenue entered into Disposition Agreement II pursuant to which they agreed to dispose of 500,000 shares of common stock of the Company by executing sales through a broker-dealer into the market.

     Based on information available to First Avenue, Image may be deemed to beneficially own 3,282,438 shares of common stock, constituting 14.0% of the outstanding common stock of the Company.

     (b) Of the 1,025,754 shares of common stock beneficially owned by First Avenue, First Avenue has sole power to vote or to direct the vote of 689,038 shares of common stock; has sole power to dispose or direct the disposition of 577,054 shares of common stock; and has shared power to dispose or direct the disposition of 448,700 shares of common stock.

     The 689,038 shares of common stock beneficially owned by First Avenue over which it has the sole power to vote or direct the vote are comprised of (i) 163,612 shares of common stock and (ii) 525,426 shares of common stock underlying 57,065 shares of Series B Preferred Stock.

     The 577,054 shares of common stock beneficially owned by First Avenue over which it has the sole power to dispose or direct the disposition are comprised of (i) 51,628 shares of common stock and (ii) 525,426 shares of common stock underlying 57,065 shares of Series B Preferred Stock.

     First Avenue has shared power to dispose or to direct the disposition of 448,700 shares of common stock (the “Agreement Shares”) as a result of entering into Disposition Agreement II on August 3, 2004. First Avenue has sole power to vote or direct the vote of 111,984 of the Agreement Shares. First Avenue disclaims beneficial ownership of 336,716 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

     The principal business of Image Investor Portfolio, a separate series of Memphis Angels, LLC, consists of investments in securities of public and private technology companies, and its principal place of business is c/o Paradigm Capital Equity Partners, LLC, 1661 International Drive, Suite 330, Memphis, TN 38120.

     To the knowledge of First Avenue, Image has the following interests in the securities of IPIX Corporation:

Image Investor Portfolio, a separate	Common Stock	Percent
series of Memphis Angels, LLC	Beneficially Owned	of Class
Sole Voting Power	3,170,454
Shared Voting Power	0
Sole Dispositive Power	2,833,738
Shared Dispositive Power	448,700
Aggregate Amount Beneficially Owned	3,282,438	14.0

     (c) Transactions in the common stock of IPIX Corporation by First Avenue and Image since the recent filing of Schedule 13D are as follows:

CUSIP No. 46059S200

July 29, 2004

     Image: Sale of 395,167 shares of common stock for a price per share of $9.0399 in an open market transaction.

July 30, 2004

     Image: Sale of 416,155 shares of common stock for a price per share of $9.1076 in an open market transaction.

August 2, 2004

     Image: Issuance of 1,375,600 shares of common stock upon conversion of 149,400 shares of Series B Preferred Stock acquired upon the exercise of warrants issued to Image in 2001.

     Image: Sale of 301,800 shares of common stock for a price per share of $9.4711 in an open market transaction.

     Image: Sale of 500,000 shares of common stock for a price per share of $9.0457 in an open market transaction.

August 3, 2004

     Image: Sale of 8,480 shares of common stock for a price per share of $9.0198 in an open market transaction.

     First Avenue: Sale of 2,820 shares of common stock for a price per share of $9.0198 in an open market transaction.

August 4, 2004

     Image: Sale of 30,017 shares of common stock for a price per share of $9.0187 in an open market transaction.

     First Avenue: Sale of 9,983 shares of common stock for a price per share of $9.0187 in an open market transaction.

     Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by First Avenue or GP since the most recent filing of Schedule 13D.

     (d) To the knowledge of First Avenue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

     (e) Not applicable.

CUSIP No. 46059S200

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Certificate of Designation, and the Disposition Agreement II, to the knowledge of First Avenue, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(Remainder of Page Intentionally Left Blank)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 1, 2004

FIRST AVENUE PARTNERS, L.P.

By:	Front Street, LLC, its general partner
By: /s/ David M. Wilds David M. Wilds, Member